Exhibit 99.2

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "propose", "plan", "expect", "believe", "will", "may", "continue", "project", "appears", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following: demand remains solid for existing Tier 1 Super Series rigs for both Canada and the United States and customers continue to show interest in contracting new build Super Series rigs; Precision believes it will have opportunities to contract additional new build and upgraded rigs in the second half of 2012; Precision's expected capital expenditures for 2012 and the anticipated uses of capital and the timing of such expenditures; and Precision expects to remain in compliance with the covenants under the Secured Facility and to have complete access to credit lines during the remainder of 2012.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation's expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation's expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation's capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; interpretation of tax filing position for prior period transactions; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

Precision Drilling Corporation 11

Interim Consolidated Statements of Financial Position (Unaudited)

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2012	2011
Assets
Current assets:
Cash	$398,344	$467,476
Accounts receivable	394,956	576,243
Inventory	13,135	7,163
Total current assets	806,435	1,050,882
Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	3,241,526	2,942,296
Intangibles	4,872	6,471
Goodwill	363,727	363,646
Total non-current assets	3,674,704	3,376,992
Total assets	$4,481,139	$4,427,874
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$329,312	$436,667
Income tax payable	30,303	3,786
Total current liabilities	359,615	440,453
Non-current liabilities:
Share based compensation (Note 7)	5,149	11,303
Provisions and other	18,949	16,121
Long-term debt (Note 3)	1,242,993	1,239,616
Deferred tax liabilities	585,083	587,790
Total non-current liabilities	1,852,174	1,854,830
Shareholders' equity:
Shareholders' capital (Note 5)	2,250,440	2,248,217
Contributed surplus	21,847	18,396
Retained earnings (deficit)	46,182	(83,160)
Accumulated other comprehensive loss (Note 6)	(49,119)	(50,862)
Total shareholders' equity	2,269,350	2,132,591
Total liabilities and shareholders' equity	$4,481,139	$4,427,874

See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements 12

Interim Consolidated Statements of Earnings (Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars,
except per share amounts)	2012	2011	2012	2011
Revenue	$381,966	$345,325	$1,022,032	$870,675
Expenses:
Operating	259,513	222,574	616,099	526,899
General and administrative	25,261	30,185	63,167	64,799
Earnings before income taxes, other items and
depreciation and amortization	97,192	92,566	342,766	278,977
Depreciation and amortization	66,669	52,593	141,493	115,912
Operating earnings	30,523	39,973	201,273	163,065
Other items:
Foreign exchange	(5,034)	(527)	333	2,805
Finance charges (Note 8)	21,819	16,180	43,739	58,708
Other	(758)	-	(758)	-
Earnings before income taxes	14,496	24,320	157,959	101,552
Income taxes: (Note 4)
Current	9,186	1,012	32,025	2,152
Deferred	(12,951)	6,905	(3,408)	17,437
	(3,765)	7,917	28,617	19,589
Net earnings	$18,261	$16,403	$129,342	$81,963
Net earnings per share: (Note 9)
Basic	$0.07	$0.06	$0.47	$0.30
Diluted	$0.06	$0.06	$0.45	$0.28

See accompanying notes to interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income (Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2012	2011	2012	2011
Net earnings	$18,261	$16,403	$129,342	$81,963
Unrealized gain (loss) on translation of assets
and liabilities of operations denominated in
foreign currency	28,972	(10,044)	3,948	(36,852)
Foreign exchange gain (loss) on net investment
hedge with U.S. denominated debt, net of tax	(21,000)	4,255	(2,205)	17,199
Comprehensive income	$26,233	$10,614	$131,085	$62,310

See accompanying notes to interim consolidated financial statements.

Precision Drilling Corporation 13

Interim Consolidated Statements of Cash Flow (Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2012	2011	2012	2011
Cash provided by (used in):
Operations:
Net earnings	$18,261	$16,403	$129,342	$81,963
Adjustments for:
Long-term compensation plans	1,776	5,167	11,227	14,012
Depreciation and amortization	66,669	52,593	141,493	115,912
Foreign exchange	(5,346)	(836)	206	2,508
Finance charges	21,819	16,180	43,739	58,708
Income taxes	(3,765)	7,917	28,617	19,589
Other	1,428	(2,619)	1,599	(2,420)
Income taxes paid	(3,764)	(1,946)	(4,574)	(2,511)
Income taxes recovered	306	-	342	246
Interest paid	(35,523)	(22,287)	(42,783)	(25,339)
Interest received	512	194	904	435
Funds provided by operations	62,373	70,766	310,112	263,103
Changes in non-cash working capital balances	212,973	105,546	127,674	30,531
	275,346	176,312	437,786	293,634
Investments:
Business acquisitions, net of cash acquired	(25)	(34)	(25)	(33,177)
Purchase of property, plant and equipment	(221,074)	(113,894)	(442,757)	(178,694)
Proceeds on sale of property, plant and equipment	3,730	3,349	8,809	4,084
Changes in income tax recoverable	-	-	-	(108,176)
Changes in non-cash working capital balances	(35,594)	12,550	(73,705)	(16,790)
	(252,963)	(98,029)	(507,678)	(332,753)
Financing:
Repayment of long-term debt	-	-	-	(175,000)
Premium paid on settlement of
unsecured senior notes	-	-	-	(26,688)
Debt issue costs	-	(519)	-	(4,358)
Debt facility amendment costs	-	(1,134)	-	(1,134)
Increase in long-term debt	-	-	-	200,000
Issuance of common shares on the
exercise of options	133	703	1,305	1,139
Changes in non-cash working capital balances	-	-	-	(746)
	133	(950)	1,305	(6,787)
Effect of exchange rate changes on cash
and cash equivalents	6,184	205	(545)	(3,699)
Increase (decrease) in cash and cash equivalents	28,700	77,538	(69,132)	(49,605)
Cash and cash equivalents, beginning of period	369,644	129,688	467,476	256,831
Cash and cash equivalents, end of period	$398,344	$207,226	$398,344	$207,226

See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements 14

Interim Consolidated Statements of Changes in Equity (Unaudited)

			Accumulated
			other
			comprehensive	Retained
(Stated in thousands of	Shareholders'	Contributed	loss	earnings	Total
Canadian dollars)	capital	surplus	(Note 6)	(deficit)	equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	-	-	-	129,342	129,342
Other comprehensive income for
the period	-	-	1,743	-	1,743
Share options exercised (Note 5)	1,993	(688)	-	-	1,305
Issued on redemption of
non-management directors
DSUs	221	(221)	-	-	-
Issued on waiver of right to
dissent by dissenting unitholder	9	(3)	-	-	6
Share based compensation
expense (Note 7)	-	4,363	-	-	4,363
Balance at June 30, 2012	$2,250,440	$21,847	$(49,119)	$46,182	$2,269,350

			Accumulated
			other
(Stated in thousands of	Shareholders'	Contributed	comprehensive		Total
Canadian dollars)	capital	surplus	loss	Deficit	equity
Balance at January 1, 2011	$2,244,417	$11,266	$(46,220)	$(276,637)	$1,932,826
Net earnings for the period	-	-	-	81,963	81,963
Other comprehensive loss for
the period	-	-	(19,653)	-	(19,653)
Share options exercised	1,736	(597)	-	-	1,139
Share based compensation
expense	-	4,394	-	-	4,394
Balance at June 30, 2011	$2,246,153	$15,063	$(65,873)	$(194,674)	$2,000,669

See accompanying notes to interim consolidated financial statements.

Precision Drilling Corporation 15

Notes to Interim Consolidated Financial Statements (Unaudited)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation ("Precision" or the "Corporation") is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States. The address of the registered office is 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's consolidated audited annual financial statements for the year ended December 31, 2011. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2011.

These condensed consolidated interim financial statements were approved by the Board of Directors on July 24, 2012.

(b) Seasonality
Precision has operations that are carried on in Canada which represent approximately 48% (2011 - 47%) of consolidated total assets as at June 30, 2012 and 52% (2011 - 53%) of consolidated revenue for the six months ended June 30, 2012. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on Precision's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision's slowest time in this region.

NOTE 3. LONG-TERM DEBT

	June 30,	December 31,
	2012	2011
Secured revolving credit facility	$-	$-
Unsecured senior notes:
6.625% senior notes due 2020 (US$650.0 million)	662,415	661,050
6.5% senior notes due 2021 (US$400.0 million)	407,640	406,800
6.5% senior notes due 2019	200,000	200,000
	1,270,055	1,267,850
Less net unamortized debt issue costs	(27,062)	(28,234)
	$1,242,993	$1,239,616

At June 30, 2012 no mandatory principal repayments are required in the next five years.

Notes to Interim Consolidated Financial Statements 16

NOTE 4. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference is as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Earnings before income taxes	$14,496	$24,320	$157,959	$101,552
Federal and provincial statutory rates	25%	27%	25%	27%
Tax at statutory rates	$3,624	$6,566	$39,490	$27,419
Adjusted for the effect of:
Non-deductible expenses	29	36	1,127	1,360
Non-taxable capital gains	37	5	(133)	(11)
Income taxed at lower rates	(3,952)	(1,231)	(12,839)	(12,174)
Taxes related to prior years	(2,449)	-	(550)	-
Other	(1,054)	2,541	1,522	2,995
Income tax expense (recovery)	$(3,765)	$7,917	$28,617	$19,589

NOTE 5. SHAREHOLDERS' CAPITAL

Issued
Common shares		Number	Amount
Balance, December 31, 2011		276,081,797	$2,248,217
Options exercised - cash consideration		199,671	1,305
- reclassification from contributed surplus		-	688
Issued on redemption of non-management directors DSU's		26,337	221
Issued on waiver of right to dissent by dissenting unitholder		840	9
Balance, June 30, 2012		276,308,645	$2,250,440

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE LOSS

			Accumulated
	Unrealized	Foreign exchange	other
	foreign currency	loss on net	comprehensive
translation losses		investment hedge	loss
Balance, December 31, 2011	$(27,987)	$(22,875)	$(50,862)
Other comprehensive income (loss)	3,948	(2,205)	1,743
Balance, June 30, 2012	$(24,039)	$(25,080)	$(49,119)

Precision Drilling Corporation 17

NOTE 7. Share based compensation plans

Liability classified plans

					Non-
		Restricted		Share	Management
	Deferred	Share	Performance	Appreciation	Director's
	Share Units	Units (a)	Share Units (a)	Rights (b)	DSU (c)	Total
Balance, December 31, 2011	$762	$12,529	$25,250	$1,693	$-	$40,234
Expensed (recovered) during
the period	(44)	(79)	2,057	(1,251)	305	988
Payments	(718)	(6,078)	(17,435)	(1)	-	(24,232)
Balance, June 30, 2012	$-	$6,372	$9,872	$441	$305	$16,990
Current	$-	$3,865	$7,535	$441	$-	$11,841
Long-term	-	2,507	2,337	-	305	5,149
	$-	$6,372	$9,872	$441	$305	$16,990

(a) Restricted Share Units and Performance Share Units
Precision has two cash settled share based incentive plans for officers and other eligible employees. Under the Restricted Share Unit ("RSU") incentive plan shares granted to eligible employees vest annually over a three-year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares as at the vesting date. Under the Performance Share Unit ("PSU") incentive plan shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of Precision's shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision's share price performance compared to a peer group over the three-year period. For performance shares granted in 2010, Precision's Board of Directors has the discretion to reduce the plan payout by half if Precision's average return on capital does not exceed 10% over the three-year term.

(b) Share Appreciation Rights
A summary of the activity under the share appreciation rights plan is presented below:

		Range of	Weighted Average
		Exercise Price	Exercise Price
Share Appreciation Rights	Outstanding	(US $)	(US $)	Exercisable
Outstanding at December 31, 2011	705,688	$ 9.26 - 17.92	$ 14.83	705,688
Exercised	(721)	9.26 - 9.59	9.45
Forfeitures	(1,352)	15.22 - 15.22	15.22
Outstanding at June 30, 2012	703,615	$ 9.26 - 17.92	$ 14.84	703,615

(c) Non-management directors
Effective January 1, 2012 Precision instituted a new deferred share unit plan for non-management directors whereby fully vested deferred share units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable in cash or an equal number of common shares any time after the director's retirement. The granting of common shares is solely at Precision's discretion. Non-management directors can receive a lump sum payment or two separate payments anytime up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the deferred share units will be redeemed on a single date six months after retirement. The cash settlement amount is based upon the weighted average trading price for Precision's shares on the Toronto Stock Exchange for the five days immediately prior to payout.

Notes to Interim Consolidated Financial Statements 18

Equity settled plans
(d) Option plan
A summary of the activity under the option plan is presented below:

			Weighted
	Options	Range of	Average	Options
Canadian share options	Outstanding	Exercise Price	Exercise Price	Exercisable
Outstanding as at December 31, 2011	3,267,571	$5.22 - 14.50	$8.45	1,008,305
Granted	1,097,000	9.03 - 10.67	10.66
Exercised	(161,876)	5.85 - 10.44	6.06
Forfeitures	(44,152)	5.85 - 14.50	11.17
Outstanding as at June 30, 2012	4,158,543	$5.22 - 14.50	$9.10	1,927,695

			Weighted
		Range of	Average
	Options	Exercise Price	Exercise Price	Options
U.S. share options	Outstanding	(US $)	(US $)	Exercisable
Outstanding as at December 31, 2011	1,886,552	$4.95 - 15.21	$8.61	396,188
Granted	828,900	9.11 - 10.74	10.72
Exercised	(37,795)	4.95 - 10.55	8.62
Forfeitures	(105,549)	4.95 - 15.21	10.09
Outstanding as at June 30, 2012	2,572,108	$4.95 - 15.21	$9.23	947,156

The per option weighted average fair value of the share options granted during 2012 was $4.84 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 59%. Included in net earnings for the three and six months ended June 30, 2012 is an expense of $2.2 million (2011 - $2.0 million) and $4.4 million (2011 - $4.0 million), respectively.

NOTE 8. FINANCE CHARGES

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Interest:
Long-term debt	$21,354	$14,452	$42,637	$29,473
Other	46	15	95	46
Income	(580)	(231)	(980)	(418)
Amortization of debt issue costs	999	810	1,987	1,531
Loss on settlement of debt facilities	-	-	-	26,942
Debt amendment fees	-	1,134	-	1,134
Finance charges	$21,819	$16,180	$43,739	$58,708

Precision Drilling Corporation 19

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net earnings - basic and diluted	$18,261	$16,403	$129,342	$81,963

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands)	2012	2011	2012	2011
Weighted average shares outstanding - basic	276,301	275,807	$276,207	$275,759
Effect of share warrants	9,068	11,522	9,914	11,113
Effect of stock options and other equity compensation plans	812	1,956	1,120	1,698
Weighted average shares outstanding - diluted	286,181	289,285	287,241	288,570

NOTE 10. SEGMENTED INFORMATION

The Corporation operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

		Completion
	Contract	and		Inter-
	Drilling	Production	Corporate	segment
Three months ended June 30, 2012	Services	Services	and Other	Eliminations	Total
Revenue	$332,181	$52,263	$-	$(2,478)	$381,966
Operating earnings	44,804	2,884	(17,165)	-	30,523
Depreciation and amortization	58,672	6,101	1,896	-	66,669
Total assets	3,521,974	479,212	479,953	-	4,481,139
Goodwill	251,588	112,139	-	-	363,727
Capital expenditures*	190,406	27,907	2,761	-	221,074
* Excludes business acquisitions

		Completion
	Contract	and		Inter-
	Drilling	Production	Corporate	segment
Three months ended June 30, 2011	Services	Services	and Other	Eliminations	Total
Revenue	$298,482	$47,578	$-	$(735)	$345,325
Operating earnings	58,223	3,150	(21,400)	-	39,973
Depreciation and amortization	45,946	5,083	1,564	-	52,593
Total assets	2,819,673	410,008	408,074	-	3,637,755
Goodwill	197,426	112,139	-	-	309,565
Capital expenditures*	96,316	14,764	2,814	-	113,894
* Excludes business acquisitions

Notes to Interim Consolidated Financial Statements 20

		Completion
	Contract	and		Inter-
	Drilling	Production	Corporate	segment
Six months ended June 30, 2012	Services	Services	and Other	Eliminations	Total
Revenue	$863,247	$163,348	$-	$(4,563)	$1,022,032
Operating earnings	205,025	34,054	(37,806)	-	201,273
Depreciation and amortization	126,007	14,135	1,351	-	141,493
Total assets	3,521,974	479,212	479,953	-	4,481,139
Goodwill	251,588	112,139	-	-	363,727
Capital expenditures*	388,874	49,441	4,442	-	442,757
* Excludes business acquisitions

		Completion
	Contract	and		Inter-
	Drilling	Production	Corporate	segment
Six months ended June 30, 2011	Services	Services	and Other	Eliminations	Total
Revenue	$724,509	$151,807	$-	$(5,641)	$870,675
Operating earnings	176,246	30,530	(43,711)	-	163,065
Depreciation and amortization	100,473	12,154	3,285	-	115,912
Total assets	2,819,673	410,008	408,074	-	3,637,755
Goodwill	197,426	112,139	-	-	309,565
Capital expenditures*	151,965	23,691	3,038	-	178,694
* Excludes business acquisitions

The Corporation's operations are carried on in the following geographic locations:

				Inter-
				segment
Three months ended June 30, 2012	Canada	United States	International	Eliminations	Total
Revenue	$138,782	$233,711	$13,059	$(3,586)	$381,966
Total assets	2,142,345	2,078,147	260,647	-	4,481,139

				Inter-
				segment
Three months ended June 30, 2011	Canada	United States	International	Eliminations	Total
Revenue	$128,279	$212,730	$5,290	$(974)	$345,325
Total assets	1,702,350	1,884,416	50,989	-	3,637,755

				Inter-
				segment
Six months ended June 30, 2012	Canada	United States	International	Eliminations	Total
Revenue	$531,016	$479,663	$17,814	$(6,461)	$1,022,032
Total assets	2,142,345	2,078,147	260,647	-	4,481,139

				Inter-
				segment
Six months ended June 30, 2011	Canada	United States	International	Eliminations	Total
Revenue	$460,898	$399,785	$11,325	$(1,333)	$870,675
Total assets	1,702,350	1,884,416	50,989	-	3,637,755

Precision Drilling Corporation 21

Corporate Information

STOCK EXCHANGE LISTINGS	ACCOUNT QUESTIONS	ONLINE INFORMATION
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Corporation are listed on the Toronto	you with a variety of shareholder	or to view this interim report online,
Stock Exchange (“TSX”) under the	related services, including:	please visit Precision’s website at
trading symbol PD and on the New	- Change of address	www.precisiondrilling.com and refer
York Stock Exchange (“NYSE”) under	- Lost share certificates	to the Investor Relations section.
the trading symbol PDS.	- Transfer of shares to another person	Additional information relating to
	- Estate settlement	Precision, including the Annual
Q2 2012 Trading Profile		Information Form, Annual Report and
	You can contact Precision’s	Management Information Circular
	Transfer Agent at:	has been filed with SEDAR and is
	Computershare Trust Company	available at www.sedar.com.
Toronto (TSX: PD)	of Canada
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Volume Traded: 85,845,332	M5J 2Y1
Telephone: 1-800-564-6253
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Low: US$5.82	(international direct dialing)
Close: US$6.82	Email: service@computershare.com
Volume Traded: 115,681,125

TRANSFER AGENT
AND REGISTRAR
Computershare Trust Company
of Canada
Calgary, Alberta

TRANSFER POINT
Computershare Trust Company NA
Denver, Colorado

Corporate Information 22

Corporate Information

HEAD OFFICE	DIRECTORS	LEAD BANK
Precision Drilling Corporation	William T. Donovan	Royal Bank of Canada
Suite 800, 525 - 8th Avenue SW	Brian J. Gibson	Calgary, Alberta
Calgary, Alberta, Canada T2P 1G1	Robert J. S. Gibson
Telephone: 403.716.4500	Allen R. Hagerman, FCA	AUDITORS
Facsimile: 403.264.0251	Stephen J. J. Letwin	KPMG LLP
Email: info@precisiondrilling.com	Kevin O. Meyers	Calgary Alberta
www.precisiondrilling.com	Patrick M. Murray
Kevin A. Neveu
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and
Chief Executive Officer

Joanne L. Alexander
Senior Vice President, General
Counsel and Corporate Secretary

Niels Espeland
President, International Operations

Doug B. Evasiuk
Senior Vice President,
Sales and Marketing

Kenneth J. Haddad
Senior Vice President,
Business Development

Robert J. McNally
Executive Vice President and
Chief Financial Officer

Darren J. Ruhr
Senior Vice President,
Corporate Services

Gene C. Stahl
President, Drilling Operations

Douglas J. Strong
President, Completion and
Production Services

Precision Drilling Corporation 23

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P
Telephone: 403.716.4500
Email: info@precisiondrilling.
www.precisiondrilling.com